UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                       AMERICAN COMMUNITY PROPERTIES TRUST
                                (Name of Issuer)


                                  COMMON SHARE
                         (Title of Class of Securities)


                                   02520N 10 6
                  ---------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)
         |_|  Rule 13d-1(c)
         |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 02520N 10 6                 13G                      Page 2 of 7 Pages
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BESSSEMER INTERSTATE CORPORATION ("BESSEMER INTERSTATE")
              58-1723972
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|

------------- ------------------------------------------------------------------
     3        SEC USE ONLY


------------- ------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ------------------------------------------------------------------
                                       5      SOLE VOTING POWER

                                              261,104 shs.
            NUMBER OF
                                   ---------- ----------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY

            OWNED BY                          -0-
                                   ---------- ----------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING

             PERSON                           261,104 shs.

                                   ---------- ----------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              -0-
---------------------------------- ---------- ----------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              261,104 shs.
------------- ------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*

                                                                 |_|
------------- ------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.03%
------------- ------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

              CO
------------- ------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 02520N 10 6                 13G                      Page 3 of 7 Pages
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BESSEMER SECURITIES CORPORATION ("BSC")
              13-1542996
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|

------------- ------------------------------------------------------------------
     3        SEC USE ONLY


------------- ------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ------------------------------------------------------------------
                                       5      SOLE VOTING POWER

                                              -0-

            NUMBER OF
                                   ---------- ----------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY

            OWNED BY                          261,104 shs.*
                                   ---------- ----------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING

             PERSON                           -0-
                                   ---------- ----------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              261,104 shs.*
------------- ------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              261,104 shs.*
------------- ------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*

                                                                 |_|
------------- ------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.03%
------------- ------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

              CO
------------- ------------------------------------------------------------------
*The shares reported on this page are the same as those reported on page 2 because BSC is the parent of Bessemer Interstate.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 02520N 10 6                 13G                      Page 4 of 7 Pages
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BESSEMER SECURITIES LLC ("BSLLC")
              13-3926991
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|

------------- ------------------------------------------------------------------
     3        SEC USE ONLY


------------- ------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A
---------------------------------- ---------- ----------------------------------
                                       5      SOLE VOTING POWER

                                              -0-.

            NUMBER OF
                                   ---------- ----------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY

            OWNED BY                          261,104 shs.*
                                   ---------- ----------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING

             PERSON                           -0-.
                                   ---------- ----------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              261,104 shs.*
---------------------------------- ---------- ----------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              261,104 shs.*
------------- ------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*

                                                                 |_|
------------- ------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.03%
------------- ------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

              HC
------------- ------------------------------------------------------------------
*The shares reported on this page are the same as those reported on page 2 because BSLLC is the ultimate parent of Bessemer Interstate.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a) Name of Issuer:

                           AMERICAN COMMUNITY PROPERTIES TRUST

(b) Address of Issuer's Principal Executive Office:

                           222 Smallwood Village Center
                           St. Charles, Maryland  20602



Item 2.

         (a), (b) and (c) Name of Persons Filing, Address of Principal Business Office and Citizenship:


                 This statement is filed by Bessemer Interstate Corporation ("Bessemer Interstate"), a Delaware corporation having its principal office at 630 Fifth Avenue, New York, New York 10111. Bessemer Interstate's principal business is holding an investment in American Community Properties Trust and related entities.

                 This statement is also filed by Bessemer Securities LLC ("BSLLC"), a Delaware limited liability company, and Bessemer Securities Corporation ("BSC"), a Delaware corporation. Each of BSLLC and BSC has its principal office at 630 Fifth Avenue, New York, New York 10111. The principal business of each of BSLLC and BSC is making private investments. Bessemer Interstate is a wholly owned subsidiary of BSC, and BSC is a wholly owned subsidiary of BSLLC.

(d) Title of Class of Securities:

                           Common Shares

(e) CUSIP Number:

                           02520N 10 6



Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

              Not applicable.



Item 4.  Ownership as of December 31, 1999

                 Items 5 through 9 of Pages 2 through 4 of this Statement are incorporated herein by reference.

                 The shares beneficially held by Bessemer Interstate may be deemed to be beneficially owned by BSC and BSLLC by virtue of their direct and indirect ownership of Bessemer Interstate. Both BSC and BSLLC disclaim beneficial ownership of the shares held by Bessemer Interstate.

Item 5.  Ownership of Five Percent or Less of a Class

              Not applicable.



Item 6.  Ownership of More than Five Percent on Behalf of Another Person

              Not applicable.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Not applicable.



Item 8.  Identification and Classification of Members of the Group

              See the answer to Item 2(a), (b) and (c).

Item 9.  Notice of Dissolution of Group

              Not applicable.



Item I0.  Certification

              Not applicable.

                                   SIGNATURES

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:    February 5, 2001


                                     BESSEMER INTERSTATE CORPORATION

                                     By: /s/ John G. MacDonald
                                        ----------------------------------------
                                             John G. MacDonald
                                             Vice President


                                     BESSEMER SECURITIES CORPORATION

                                     By: /s/ Richard R. Davis
                                        ----------------------------------------
                                             Richard R. Davis
                                             Senior Vice President


                                     BESSEMER SECURITIES LLC

                                     By: /s/ Richard R. Davis
                                        ----------------------------------------
                                             Richard R. Davis
                                             Senior Vice President